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                                  EXHIBIT 28.1
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PALFED, Inc. Press Release


                              For More Information Call:

                              PALFED, INC.
                              107 Chesterfield Street S.
                              Aiken, South Carolina  29801

                              John C. Troutman
                              President and CEO
                              (803) 642-1433

                              Howard M. Hickey, Jr.
                              Executive Vice President and
                                General Counsel
                              (803) 642-1437

                              November  20, 1996

                              FOR IMMEDIATE RELEASE

     AIKEN, South Carolina, November 20, 1996 -- PALFED, INC. (Nasdaq:PALM) ("PALFED" or the "Company") announced that it received a shareholder proposal from Mid-Atlantic Investors for inclusion in the Company's Proxy Statement for the 1997 Annual Meeting of Shareholders. Mid-Atlantic's proposal, which, if adopted, would not be binding on the Company, calls for PALFED's Board of Directors "immediately to take the necessary steps to achieve a sale, merger or other acquisition of the Company." Jerry Zucker, a partner of Mid-Atlantic Investors, joined in the proposal. According to a Schedule 13D filing with the Securities and Exchange Commission, Mid-Atlantic and its partners, Messrs. Zucker and Jerry Shearer, own 474,000 shares or 9.1% of the Company's outstanding stock.

     In a separate letter to John Troutman, PALFED's President and Chief Executive Officer, Mid-Atlantic Investors offered to withdraw its proposal if PALFED's Board of Directors promptly elected M. Jerry Garfinkle as a director of PALFED, formed a Merger and Acquisitions Committee of the Board with Mr. Garfinkle as a member of this Committee, and engaged an investment advisor skilled in mergers.

     Mr. Troutman commented, "We believe the Company's current strategy of growth will build long-term shareholder value and the directors have no intention to abandon that strategy and sell the Company solely to satisfy the demands of Mid-Atlantic and Messrs. Shearer and Zucker.

     "The Board of Directors unanimously opposes the resolution and believes a forced sale of a company is never in the best interest of the shareholders. The Company already has a Strategic
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Alternatives Committee which considers mergers and acquisitions and also has engaged an investment advisor skilled in such matters. The Company will not be coerced into ill-advised action to satisfy the greed of a minority shareholder."

     Mr. Troutman also added that the Board of Directors has previously considered Mid-Atlantic's request to add Jerry Garfinkle, Assistant General Counsel with Mr. Zucker's Intertech group, to the Board. The Board found that Mr. Garfinkle does not have the corporate or community presence to represent the Company in Charleston and could not possibly represent the interests of all the shareholders as an attorney of Mr. Zucker. Jerry Zucker was offered the opportunity to be a candidate for the Board and rejected that offer because he "doesn't have the time."

     PALFED, Inc. is a South Carolina corporation whose principal subsidiary, Palmetto Federal Savings Bank of South Carolina, operates 21 banking and eight mortgage lending offices in South Carolina and one mortgage lending office in Georgia. At September 30, 1996, PALFED had $659.8 million in total assets and deposits of $521.4 million. PALFED's common stock is traded on the Nasdaq National Market under the symbol "PALM."